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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
January 7, 2022

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Biotech ETF, VanEck Pharmaceutical ETF, VanEck Retail ETF, VanEck Semiconductor ETF, and VanEck Morningstar Durable Dividend ETF (the “Funds”), each a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Funds’ Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectuses.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS

Comment 2.
With respect to Footnote (a) to the “Annual Fund Operating Expenses” table under each Fund’s “Summary Information” section, please confirm, per prior Staff correspondence with the Trust on this issue, whether there are any remaining offering costs for any of the Funds in this filing. If so, please also confirm: (a) whether each Fund’s offering costs will be paid directly by the Adviser; and (b) whether there is any agreement with the Adviser to recoup offering costs.

Response 2.	We hereby confirm that the offering costs for the Funds, if any, will be paid by the Adviser until at least February 1, 2023. We further confirm that the Funds are currently not subject to an expense limitation or reimbursement agreement with the Adviser and there is no agreement to recoup offering costs paid by the Adviser.

Comment 3.
With respect to Footnote (a) to the “Annual Fund Operating Expenses” table under each Fund’s “Summary Information” section, please revise to “taxes (including accrued deferred tax liability)” if applicable for consistency with the Statement of Additional Information (“SAI”).

Response 3.	The SAI has been revised to remove the reference to accrued deferred tax liability.

Comment 4.
In connection with the Funds’ “Concentration Risk” disclosure, please change “may be concentrated” to “will be concentrated” throughout the Registration Statement for consistency with each Fund’s concentration policy included in the SAI.

Response 4.
We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. As disclosed under the “Index Tracking Risk” disclosure, each Fund may not be able to replicate the concentration of its underlying index for various reasons, such as regulatory restrictions or a lack of liquidity on the stock exchanges on which the index constituents trade.

Comment 5.	With respect to VanEck Retail ETF’s “Concentration Risk” disclosure, please explain supplementally why “industry or group of” was removed.

Response 5.	We respectfully acknowledge your comment and note that the referenced disclosure was removed for consistency with the “Concentration Risk” disclosure of the other Funds.

Comment 6.
Under the “Additional Information About the Funds’ Investment Strategies and Risks—Risks of Investing in the Funds” section, “Shareholder Risk” was removed as a principal risk for each Fund. Please confirm that this risk is no longer a principal risk for each Fund.

Response 6.	We hereby confirm that “Shareholder Risk” has been relocated as a non-principal risk for each Fund

Comment 7.
With respect to the last sentence of the first paragraph under the “General Information—Other Information” section, please clarify, notwithstanding the reference to SEC regulations, that the ability to rely on the SEC exemptive order granted to the Trust will expire in January 2022.

Response 7.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 8.
With respect to the “Creation and Redemption of Creation Units—Acceptance of Creation Orders” section, please delete or supplementally explain the legal basis for the statement that a Fund may suspend creations. The SEC has stated its belief in Exchange-Traded Funds, SEC Rel. No. IC-33140 (June 28, 2018) (the “Proposing Release”) that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” In Exchange-Traded Funds, SEC Rel. No. IC-33646 (Sept. 25, 2019) (the “Adopting Release”), the SEC further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis of relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.”

Response 8.
We respectfully acknowledge your comment; however, we decline to revise the referenced disclosure. In the Proposing Release, the SEC notes that “[a]n additional issue related to the issuance and redemption of ETF shares is the extent to which an ETF may directly or indirectly suspend these processes,” and, in this regard, the SEC observes that “an ETF that suspends the issuance or redemption of creation units indefinitely [emphasis added] could cause a breakdown of the arbitrage mechanism….” The disclosure referenced above relates to the Fund’s ability to reject individual purchase orders. Among other things, a purchase order may be rejected, in the exclusive discretion of the Fund, if such creation would result in adverse consequences to the Fund and its shareholders. Importantly, the disclosure referenced above does not suggest — and is not intended to give to the Fund — the right to suspend the issuance of creation units indefinitely. Accordingly, we do not believe that the policy consideration discussed in Proposing Release is applicable in the context of this disclosure.

DECLARATION OF TRUST

Comment 9.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 9.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 10.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 10.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 11.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 11.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai